UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                For July 31, 2003

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                -------

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   PRECISION DRILLING CORPORATION



                                   Per: /s/ Dale E. Tremblay
                                        ---------------------------------------
                                        Dale E. Tremblay
                                        Senior Vice President Finance &
                                        Chief Financial Officer



Date:  July 31, 2003

Calgary, Alberta, Canada - July 31, 2003

                    PRECISION DRILLING CORPORATION ANNOUNCES
                         IMPROVED SECOND QUARTER RESULTS

Precision Drilling Corporation ("Precision" or the "Corporation") today reports earnings per share from continuing operations for the three months ended June 30, 2003 of $0.12 compared to $0.03 in the same quarter of 2002. Included in earnings from continuing operations is a $1.2 million ($0.02 per share) gain on disposal of equity investments and a $4.3 million ($0.05 per share) write down of operating assets in the Technology Services segment. Also during the quarter the Corporation sold its interest in an Argentinean drilling rig joint venture realizing a gain on disposal of discontinued operations of $4.4 million or $0.08 per share, bringing total earnings per share to $0.20. For the six month period ended June 30, 2003, earnings per share from continuing operations was $1.42 compared to $1.22 for the same period in 2002.

Revenue of $356.6 million for the quarter increased by $32.2 million or 10% over the prior year. The majority of this increase came from the Corporation's Canadian operations. Uncertainty as to the timing and duration of spring breakup always presents challenges in predicting second quarter operating results and this year was no exception. Strong first quarter demand for services continued into the second quarter; however activity levels were curtailed by heavy snowfalls late in the season and extended periods of rain throughout most of the Western Canadian Sedimentary Basin limiting access to drilling sites. During the quarter Precision had as many as 80 drilling rigs waiting on weather conditions to allow them to go to work. The Corporation's Canadian operations should continue to be the driver for improved earnings in 2003. Customer requests for services indicate that the activity shortfall experienced in the second quarter should be made up in the second half of the year.

The Contract Drilling segment's revenue increased by 14% to $139.1 million in the second quarter compared to $122.1 million in the same quarter last year. For the six-months ended June 30, revenue increased 11% from 2002.

In Canada, the rig fleet achieved 5,605 operating days for a utilization rate of 27% in the quarter compared to 4,146 operating days in the same quarter last year with a 20% utilization rate. The increase in rig operating days of 35% for the quarter and 23% for the six-month period follows the overall industry activity. Average day rates were down year over year. Soft demand for rigs resulted in reduced rates in the latter half of 2002. These lower rates carried through to 2003. Pricing in Canada is expected to improve in 2003 as anticipated activity reaches record levels.

During the second quarter the Corporation experienced an increase in international drilling activity as the number of days increased over the same quarter in 2002 by 27% to 895 days. The increase in days is the result of increased activity in Mexico and a one rig project in India. The Corporation has entered into a second rig contract in India, is mobilizing another rig to the Middle East and is adding three rigs to its fleet in Mexico.

The service rig fleet generated 77,018 operating hours in the second quarter, up 3% from the same quarter last year. Average hourly rates have remained consistent with the second quarter of 2002.

In the second quarter, revenue for the Technology Services segment was 5% higher than the comparable quarter of 2002. Increases were experienced in all geographical locations except Europe/Africa and the Mexico integrated services project. The most significant increase was realized in the Middle East division where revenue increased $6.7 million, or 113%, due to a wireline contract in Yemen and additional Controlled Pressure Drilling contracts. The US region has experienced month over month growth in line with the increased rig count. Revenue for the quarter was contributed from Canada at 31% (2002 - 32%), US 26% (2002- 24%) and International 43% (2002 - 44%).

Operating earnings as a percentage of revenue improved moderately from a loss of 11% in the second quarter of 2002 to a loss of 10% this year. Excluding the $4.3 million writedown of operating assets, operating earnings as a percentage of revenue would have been a loss of 7%. Depreciation expense increased as a result of asset writedowns, increased capital assets and a gain on disposal of capital assets in 2002 of $2.7 million compared to a loss on disposal in 2003 of $0.4 million. Total capital expenditures in the Technology Services segment in the last twelve months have been $233.3 million.

The steps initiated in the first quarter to reduce costs and improve profitability are continuing. In certain international locations these steps have proven to be a significant challenge and will require more time and attention to achieve desired results.

The Technology Services segment continues with its new tool build program. Management continues to focus on prioritizing the deployment of these new tools and improving the efficiency of operations in the Technology Services segment.

The Rental and Production segment experienced an increase in revenue of 16% over the prior year to $63.8 million. The segment's rental division realized higher revenues due to increased rental days and a modest increase in revenue per rental day driven by the activity levels in Canada. Industrial plant maintenance revenue was up on the prior year by 11% due to an increase in activity in Canada. Due to the seasonality of the business, the second quarter of a year is typically the busiest quarter for industrial plant maintenance.

Certain statements contained in this press release, including statements which are related to drivers for improved earnings, customer requests for services and drilling activity and which may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                              THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                                   JUNE 30,                          JUNE 30,
CDN $000'S, EXCEPT PER SHARE AMOUNTS (UNAUDITED)           2003               2002              2003              2002
--------------------------------------------------------------------------------------------------------------------------
Revenue                                               $    356,561      $     324,328     $     956,234     $     862,931

Expenses:
    Operating                                              267,595            241,571           654,510           580,303
    General and administrative                              31,952             37,835            68,660            77,874
    Depreciation and amortization                           37,914             29,904            88,527            70,496
    Research and engineering                                 8,364              8,227            17,645            16,288
    Foreign exchange                                           568              4,214               735             3,794
  ------------------------------------------------------------------------------------------------------------------------
                                                           346,393            321,751           830,077           748,755
--------------------------------------------------------------------------------------------------------------------------

Operating earnings                                          10,168              2,577           126,157           114,176

Interest                                                     8,965              8,543            18,400            17,460
Dividend income                                                 --                (39)               --               (39)
Gain on disposal of investments                             (1,164)                --            (1,164)               --
--------------------------------------------------------------------------------------------------------------------------

Earnings before income taxes, non-controlling
      interest and discontinued operations                   2,367             (5,927)          108,921            96,755
Income taxes:
    Current                                                 10,882             11,953            32,917            40,666
    Future                                                 (15,268)           (19,726)           (2,812)          (11,118)
  ------------------------------------------------------------------------------------------------------------------------
                                                            (4,386)            (7,773)           30,105            29,548
--------------------------------------------------------------------------------------------------------------------------

Earnings before non-controlling interest and
     discontinued operations                                 6,753              1,846            78,816            67,207
Non-controlling interest                                       280                434               566               739
--------------------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                          6,473              1,412            78,250            66,468
Gain on disposal of discontinued operations                  4,389                 --            17,460                --
Discontinued operations, net of tax                             --              1,915                49             3,688
--------------------------------------------------------------------------------------------------------------------------

Net earnings                                                10,862              3,327            95,759            70,156
Retained earnings, beginning of period                     704,981            595,648           620,084           528,819
--------------------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                      $    715,843      $     598,975     $     715,843     $     598,975
==========================================================================================================================

Earnings per share from continuing operations:
    Basic                                             $       0.12      $        0.03     $        1.44     $        1.24
    Diluted                                           $       0.12      $        0.03     $        1.42     $        1.22
==========================================================================================================================
Earnings per share:
    Basic                                             $       0.20      $        0.06     $        1.77     $        1.31
    Diluted                                           $       0.20      $        0.06     $        1.74     $        1.28
==========================================================================================================================

Common shares outstanding (000's)                           54,399             53,877            54,399            53,877
Weighted average shares outstanding (000's)                 54,325             53,612            54,243            53,434
Diluted shares outstanding (000's)                          55,203             55,047            55,174            54,638

CONSOLIDATED BALANCE SHEETS

                                                                                   JUNE 30,            December 31,
CDN $000's                                                                           2003                  2002
----------------------------------------------------------------------------------------------------------------------
                                                                                  (unaudited)
ASSETS

Current assets:
    Cash                                                                        $      10,957         $       17,315
    Accounts receivable                                                               414,956                443,799
    Income taxes recoverable                                                            7,568                  7,804
    Inventory                                                                         114,081                132,909
    ----------------------------------------------------------------------------------------------------------------
                                                                                      547,562                601,827

Property, plant and equipment, net of accumulated depreciation                      1,573,462              1,521,444
Intangibles, net of accumulated amortization                                           69,150                 72,380
Goodwill                                                                              537,692                546,921
Other assets                                                                           11,217                 17,443
----------------------------------------------------------------------------------------------------------------------
                                                                                $   2,739,083         $    2,760,015
======================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                           $     114,503         $       95,321
    Accounts payable and accrued liabilities                                          237,890                268,568
    Current portion of long-term debt                                                  22,653                 27,682
    ----------------------------------------------------------------------------------------------------------------
                                                                                      375,046                391,571

Long-term debt                                                                        411,144                514,878
Future income taxes                                                                   311,400                318,547
Non-controlling interest                                                                2,585                  2,019

Shareholders' equity:
    Share capital                                                                     923,065                912,916
    Retained earnings                                                                 715,843                620,084
    ----------------------------------------------------------------------------------------------------------------
                                                                                    1,638,908              1,533,000

----------------------------------------------------------------------------------------------------------------------
                                                                                $   2,739,083         $    2,760,015
======================================================================================================================

Common shares outstanding (000's)                                                      54,399                 54,067
Common share purchase options outstanding (000's)                                       3,741                  4,119

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                              THREE MONTHS ENDED                   SIX MONTHS ENDED
                                                                   JUNE 30,                            JUNE 30,
CDN $000's (unaudited)                                      2003              2002              2003              2002
--------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
    Net earnings                                      $      6,473     $       1,412      $     78,250     $      66,468
    Items not affecting cash:
        Depreciation and amortization                       37,914            29,904            88,527            70,496
        Gain on disposal of investments                     (1,164)               --            (1,164)               --
        Future income taxes                                (15,268)          (19,726)           (2,812)           (11,118)
        Non-controlling interest                               280               434               566               739
        Amortization of deferred financing costs               322               324               644               648
        Unrealized foreign exchange gain on
           long-term debt                                   (7,807)           (2,854)          (12,551)            (3,235)
    ----------------------------------------------------------------------------------------------------------------------

    Funds provided by continuing operations                 20,750             9,494           151,460           123,998
    Changes in non-cash working capital balances           149,607           124,842            (1,097)           28,250
--------------------------------------------------------------------------------------------------------------------------
                                                           170,357           134,336           150,363           152,248
Discontinued operations:
    Net earnings                                             4,389             1,915            17,509             3,688
    Items not affecting cash:
        Gain on disposal of discontinued operations         (4,389)               --           (17,460)               --
        Depreciation and amortization                           --               593               133             1,175
        Future income taxes                                     --               (45)               --               369
--------------------------------------------------------------------------------------------------------------------------

Funds provided by discontinued operations                       --             2,463               182             5,232

Investments:
    Business acquisitions                                       --                --            (6,800)               --
    Purchase of property, plant and equipment              (91,657)          (59,612)         (168,383)         (106,392)
    Purchase of intangibles                                     --            (1,971)               (6)           (2,086)
    Proceeds on sale of property, plant and equipment        6,909            11,144            11,146            17,302
    Proceeds on disposal of discontinued operations          6,914                --            67,274                --
    Proceeds on disposal of investments                      7,620                --             7,620                --
    Investments                                               (115)               --              (874)             (147)
    ----------------------------------------------------------------------------------------------------------------------
                                                           (70,329)          (50,439)          (90,023)          (91,323)

Financing:
    Increase in long-term debt                                  --                --            44,960            10,119
    Repayment of long-term debt                           (135,731)          (80,100)         (141,171)          (86,445)
    Issuance of common shares on exercise of options         3,940            14,603            10,149            20,025
    Change in bank indebtedness                             16,023              (483)           19,182             4,131
    ----------------------------------------------------------------------------------------------------------------------
                                                          (115,768)          (65,980)          (66,880)          (52,170)
--------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                (15,740)           20,380            (6,358)           13,987
Cash, beginning of period                                   26,697             6,838            17,315            13,231
--------------------------------------------------------------------------------------------------------------------------
Cash, end of period                                   $     10,957     $      27,218      $     10,957     $      27,218
==========================================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED JUNE 30, 2003           Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------
Revenue                                 $   139,082     $    153,647    $     63,832       $       --     $  356,561
Operating earnings                           19,552          (15,449)         14,275           (8,210)        10,168
Research and engineering                         --            8,364              --               --          8,364
Depreciation and amortization                12,660           21,085           2,973            1,196         37,914
Total assets                              1,274,722        1,225,377         178,104           60,880      2,739,083
Goodwill                                    257,531          251,589          28,572               --        537,692
Capital expenditures                         21,698           61,180           3,345            5,434         91,657
---------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED JUNE 30, 2002           Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------
Revenue                                 $   122,120     $    146,991    $     55,217       $       --     $  324,328
Operating earnings                           15,764          (15,965)         10,480           (7,702)         2,577
Research and engineering                         --            8,227              --               --          8,227
Depreciation and amortization                11,479           13,986           3,370            1,069         29,904
Total assets                              1,259,952        1,027,329         237,227           80,103      2,604,611
Goodwill                                    257,531          250,045          37,801               --        545,377
Capital expenditures                          9,163           48,859           3,099              462         61,583
---------------------------------------------------------------------------------------------------------------------


SIX MONTHS ENDED JUNE 30, 2003 (1)         Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------
Revenue                                 $   474,394     $    368,387    $    113,453       $       --     $  956,234
Operating earnings                          124,315           (6,485)         22,610          (14,283)       126,157
Research and engineering                         --           17,645              --               --         17,645
Depreciation and amortization                38,273           41,593           6,292            2,369         88,527
Total assets                              1,274,722        1,225,377         178,104           60,880      2,739,083
Goodwill                                    257,531          251,589          28,572               --        537,692
Capital expenditures*                        29,996          121,208           7,194            9,991        168,389
---------------------------------------------------------------------------------------------------------------------

SIX MONTHS ENDED JUNE 30, 2002             Contract       Technology      Rental and        Corporate
CDN $000's (unaudited)                     Drilling         Services      Production        and Other          Total
---------------------------------------------------------------------------------------------------------------------
Revenue                                 $   426,680     $    333,187    $    103,064       $       --     $  862,931
Operating earnings                          117,861           (7,942)         19,473          (15,216)       114,176
Research and engineering                         --           16,288              --               --         16,288
Depreciation and amortization                32,030           29,676           6,664            2,126         70,496
Total assets                              1,259,952        1,027,329         237,227           80,103      2,604,611
Goodwill                                    257,531          250,045          37,801               --        545,377
Capital expenditures                         19,004           77,022          11,710              742        108,478
---------------------------------------------------------------------------------------------------------------------

*    EXCLUDES BUSINESS ACQUISITIONS

(1) CERTAIN EXPENSES HAVE BEEN RECLASSIFIED BETWEEN SEGMENTS TO MORE APPROPRIATELY REFLECT OPERATING EARNINGS.

CANADIAN DRILLING OPERATING STATISTICS

                                                                  FOR THE SIX MONTHS ENDED JUNE 30,
                                                                2003                                2002
                                                ----------------------------------------------------------------------
                                                                           Market                              Market
                                                 Precision   Industry*    Share %   Precision    Industry*    Share %
                                                ----------------------------------------------------------------------
Number of drilling rigs                                226         651       34.7         223          644       34.6
Number of operating days (spud to release)          20,246      59,815       33.8      16,435       47,092       34.9
Wells drilled                                        3,496       8,533       41.0       2,598        6,662       39.0
Average days per well                                  5.8         7.0                    6.3          7.1
Metres drilled (000's)                               3,643       9,272       39.3       2,827        7,322       38.6
Average metres/day                                     180         155                    172          155
Average metres/well                                  1,042       1,087                  1,088        1,099
Rig utilization rate (%)                              49.6        51.0                   40.4         40.4

*   Excludes non-CAODC rigs.


A conference call to review the second quarter 2003 results has been scheduled for 12:00 noon MST on Thursday, July 31, 2003. The conference call dial-in number is 1-800-814-4853.

A live webcast will be accessible at WWW.PRECISIONDRILLING.COM by selecting Investor Relations.

Precision, headquartered in Calgary, Alberta, Canada, is the largest Canadian integrated oilfield and industrial services contractor. Precision Drilling Corporation is listed on The Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE: WWW.PRECISIONDRILLING.COM.